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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 9)
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ----------------------

                              VLSI TECHNOLOGY, INC.
                            (NAME OF SUBJECT COMPANY)

                              KPE ACQUISITION INC.
                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                           (ROYAL PHILIPS ELECTRONICS)
                                    (BIDDERS)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)


                                    981270109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                WILLIAM E. CURRAN
                                    PRESIDENT
                           1251 AVENUE OF THE AMERICAS
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10020
                                  212-536-0500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000




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         This  Amendment  No. 9 amends the Tender  Offer  Statement  on Schedule
14D-1 filed on March 5, 1999 (the "Schedule 14D-1") by Koninklijke Philips Electronics N.V., a company incorporated under the laws of The Netherlands ("Royal Philips"), and KPE Acquisition Inc. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Royal Philips, with respect to the Purchaser's offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and, together with the Common Stock, the "Shares") of VLSI Technology, Inc., a Delaware corporation (the "Company"), pursuant to the Offer to Purchase, dated March 5, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which were filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

ITEM 10.  ADDITIONAL INFORMATION.

         On May 12, 1999, Royal Philips issued a press release announcing that the Expiration Date of the Offer, which was scheduled for 12:00 midnight, New York City time, Friday, May 14, 1999, has been extended to 12:00 midnight, New York City time, on Tuesday, June 1, 1999, unless the Offer is further extended. A copy of the press release is filed herewith as Exhibit (a)(21) and is incorporated by reference herein.

         As set forth in the press release, the Expiration Date was extended because Royal Philips concluded, based upon the information it collected pursuant to the access provisions of the Merger Agreement, that it is required to make a filing with the Bundeskartellamt, the antitrust authority in Germany. Accordingly, Philips intends to make such filing on May 17, 1999. The Bundeskartellamt is obliged to decide within the one-month period following the filing whether to clear the transaction or to start a second-stage investigation. Second-stage decisions must be rendered within four months from the date of the filing. The four-month period may be extended with the consent of the filing party. Under German law, a transaction may be prohibited only if it is likely that it will create or strengthen a dominant position. Philips will request that the one-month waiting period following its filing terminate by May 31, 1999, although there can be no assurances that its request will be granted.

         The Expiration Date was also extended in order to allow Royal Philips and VLSI to enter into arrangements with the United States government so that Royal Philips' acquisition of the Shares would not present national security concerns on account of the Company being a party to contracts with the United States government. Obtaining such arrangements that are satisfactory to Royal Philips is a condition to the closing of the Offer. Today, Royal Philips and VLSI expect to file a joint Voluntary Notice pursuant to the Exon-Florio Amendment and the final regulations thereunder. Therefore, the last date in which CFIUS could announce that it intends to commence an investigation into the transaction is 30 days later, or June 13, 1999. Royal Philips intends to request that CFIUS notify Philips prior to the expiration of the 30 day period that CFIUS does not intend to investigate. If the waiting period under the German antitrust law is terminated prior to its expiration and Royal Philips, the Company and relevant authorities of the United States government reach a mutually satisfactory arrangement regarding any national security concerns resulting from the transaction, then based upon Royal Philips' assessment of the likelihood that CFIUS would commence an investigation, Royal Philips would consider closing the Offer before CFIUS makes such announcement.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

        Item 11 is hereby amended to add the following:

(a)(21) Press release issued by Royal Philips and the Company, dated May 12, 1999, announcing the extension of the Expiration Date.




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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 1999

                                       KONINKLIJKE PHILIPS ELECTRONICS N.V.


                                       By: /s/ GUIDO R.C. DIERICK
                                           -------------------------------------
                                           Name:  Guido R.C. Dierick
                                           Title: Director and Deputy Secretary



                                       KPE ACQUISITION INC.


                                       By: /s/ BELINDA CHEW
                                           -------------------------------------
                                           Name:  Belinda Chew
                                           Title: Vice President













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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                   DESCRIPTION
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(a)(21)       Press release  issued by Royal Philips and the Company,  dated May
              12, 1999, announcing the extension of the Expiration Date.

























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